

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

<u>Mail Stop 3010</u>

May 4, 2010

Dennis Gershenson
President and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

      **Re: Ramco-Gershenson Properties Trust
           Preliminary Proxy Statement on Schedule 14A
           File No. 001-10093
           Filed April 16, 2010**

Dear Mr. Gershenson:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A, as amended, and have no further comments at this time.

      Sincerely,

      Karen J. Garnett
      Assistant Director

cc: Donald J. Kunz, Esq. (*via facsimile*)